

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 23, 2008

Mr. Donald R. Willoughby
Chief Financial Officer
Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K3P1

> **Re: Getty Copper Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **Form 6-K furnished May 8, 2008**
> **Form 20-F/A-1 Fiscal Year Ended December 31, 2007**
> **Filed December 23, 2008**
> **File no: 000-29578**

Dear Mr. Willoughby:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief